Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the reference to our name under the caption “Interests of Experts” and the incorporation by reference in the Annual Report on Form 40-F and to the incorporation by reference in the Registration Statement (No. 333-252957) on Form F-10 of Orla Mining Ltd. relating to our reports dated March 25, 2022, with respect to the effectiveness of internal control over financial reporting and to the consolidated statements of financial position as at December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years ended December 31, 2021 and 2020, of Gold Standard Ventures Corp.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 20, 2023